TAHOE RESOURCES INC.
5190 Neil Road, Suite 460
Reno, Nevada 89502

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual meeting (the “Meeting”) of the shareholders (the “Shareholders”) of TAHOE RESOURCES INC. (“Tahoe”) will be held at The Rosewood Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia V6C 1P7 on May 9, 2013 at 9:00 a.m. (Vancouver time), for the following purposes:

1.	to receive the report of the directors of Tahoe and Tahoe’s 2012 audited consolidated financial statements together with the report of the auditors on those statements;

2.	to elect directors for the ensuing year;

3.	to appoint Deloitte LLP as auditors of Tahoe for the ensuing year;

4.

to consider and, if deemed appropriate, to pass, with or without variation, a resolution approving an amended and restated share option and incentive share plan for the Company, as more particularly described in the information circular for the Meeting (“Information Circular”);

5.	to consider any permitted amendment to or variation of any matter identified in this Notice; and

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

     An Information Circular accompanies this Notice. The Information Circular contains details of the matters to be considered at the Meeting.

     Regardless of whether or not a Shareholder plans to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and deliver it by hand, mail or facsimile in accordance with the instructions set out in the form of proxy and in the Information Circular.

      DATED at Vancouver, British Columbia, March 11, 2013.

BY ORDER OF THE BOARD

(signed) A. Dan Rovig
Chairman of the Board